EXHIBIT (a)(5)(D)

October 13, 2004

To Our Shareholders:

      HCA Inc. is offering to purchase up to 61,000,000 shares of our common stock from you, in each case at a price within the range of $41.00 to $35.00 per share, net to the seller in cash, without interest.

      Holders of common stock are invited to tender their shares to us through a procedure commonly referred to as a modified “Dutch” auction tender offer. This procedure allows you to select the price within the range of $41.00 and $35.00 per share at which you are willing to sell your shares to us. Our common stock was trading at $37.37 per share as of the close of the market on October 12, 2004, the day before we announced the offer.

      Based on the number of shares tendered and the prices specified by our shareholders, we will determine the lowest single per share price that will allow us to purchase up to 61,000,000 shares (or such lesser amount of shares as are properly tendered and not properly withdrawn). We will pay the selected price for all shares of common stock tendered at or below that price. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the tender offer.

      If you tender your shares directly to National City Bank, the Depositary for the offer, you will not have to pay the brokerage fee that you would pay if you sold your shares on the open market. This opportunity to sell shares without paying any brokerage fee is valuable to smaller shareholders for whom such fees can be relatively high. We believe the offer also provides our larger shareholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the share price and the usual transaction costs associated with market sales.

      Any shareholder whose shares are properly tendered directly to National City Bank, the Depositary for the offer, and purchased in the offer will receive the net purchase price in cash, without interest, promptly after the expiration of the offer.

      Our Board of Directors, with the assistance of management and outside advisors, considered and approved the offer because it concluded that increasing the Company’s indebtedness to fund the tender offer is a prudent use of the Company’s financial resources and an effective means of providing value to the Company’s shareholders. However, neither we nor the Board of Directors, the Lead Dealer Manager (as defined below), the Dealer Manager, the Information Agent (as defined below) or the Depositary are making any recommendation to you as to whether to tender or refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. Our directors and executive officers have advised us that they do not intend to tender shares pursuant to the offer. You must make your own decision regarding whether to accept this offer and, if so, how many shares to tender and at what price.

      The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and I encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials.

      The offer will expire at 12:00 Midnight, New York City time, on Wednesday, November 10, 2004, unless we extend the offer. Questions and requests for assistance may be directed to Georgeson Shareholder Communications, Inc., our Information Agent, and Merrill, Lynch & Co., our Lead Dealer Manager, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other Offer documents from the Information Agent at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,

/s/ JACK O. BOVENDER, JR.

Jack O. Bovender, Jr.
Chief Executive Officer